UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

NEOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64052L106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

1	Names of Reporting Persons Presidio Partners 2007 GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person OO

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 2 of 14 pages

1	Names of Reporting Persons Presidio Partners 2007 GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person PN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 3 of 14 pages

1	Names of Reporting Persons Presidio Partners 2007, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person PN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 4 of 14 pages

1	Names of Reporting Persons Presidio Partners 2007 (Parallel), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person PN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 5 of 14 pages

1	Names of Reporting Persons David J. Collier
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person IN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 6 of 14 pages

1	Names of Reporting Persons James F. Watson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person IN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 7 of 14 pages

1	Names of Reporting Persons Faysal A. Sohail
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,678,328 Shares (2)
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,678,328 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,328 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.53% (3)
12	Type of Reporting Person IN

(1)	This Schedule 13G is filed by Presidio Partners 2007 GP, LLC (“Presidio GP LLC”), Presidio Partners 2007 GP, L.P. (“Presidio GP LP”), Presidio Partners 2007, L.P. (“Presidio 2007”) and Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Presidio GP LLC serves as the general partner of Presidio GP LP, which serves as the general partner of Presidio 2007 and Presidio Parallel and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by Presidio 2007 and Presidio Parallel.
(2)	Includes 1,636,372 shares of Common Stock held by Presidio 2007 and 41,956 shares of Common Stock held by Presidio Parallel as of December 31, 2015.
(3)	The percentage is based upon 15,942,546 shares of Common Stock of the Issuer outstanding (as of November 13, 2015) as reported by the Issuer in its 10-Q for the period ended September 30, 2015; and filed on November 13, 2015.

Page 8 of 14 pages

Item 1(a).	Name of Issuer: Neos Therapeutics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2940 N. Highway 360 Grand Prairie, TX 75050

Item 2(a).

Name of Person Filing:

This Schedule 13G is being jointly filed by:

Presidio Partners 2007 GP, LLC (“Presidio GP LLC”)

Presidio Partners 2007 GP, L.P. (“Presidio GP LP”)

Presidio Partners 2007, L.P. (“Presidio 2007”)

Presidio Partners 2007 (Parallel), L.P. (“Presidio Parallel”)

David J. Collier (“Collier”)

James F. Watson (“Watson”)

Faysal A. Sohail (“Sohail”)

Item 2(b).	Address of Principal Business Office, or, if none, Residence: Presidio Partners One Letterman Drive, Building C, Suite CM 500 San Francisco, CA 94129

Item 2(c).	Citizenship:

	Presidio GP LLC	-	Delaware Limited Liability Company
	Presidio GP LP		Delaware Limited Partnership
	Presidio 2007	-	Delaware Limited Partnership
	Presidio Parallel	-	Delaware Limited Partnership
	Collier		United States citizen
	Watson		United States citizen
	Sohail		United States citizen

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e).	CUSIP No.: 64052L106

Item 3.	Not Applicable.

Page 9 of 14 pages

Item 4.	Ownership

Presidio Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Presidio 2007	1,636,372	0	1,678,328	0	1,678,328	1,678,328	10.53%

Presidio Parallel	41,956	0	1,678,328	0	1,678,328	1,678,328	10.53%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Page 10 of 14 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

Presidio Partners 2007 GP, LLC

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007 GP, L.P.

By:	Presidio Partners 2007 GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007, L.P.

By:	Presidio Partners 2007 GP, L.P.
Its:	General Partner

By:	Presidio Partners 2007 GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

Presidio Partners 2007 (Parallel), L.P.

By:	Presidio Partners 2007 GP, L.P.
Its:	General Partner

By:	Presidio Partners 2007 GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

/s/ David J. Collier
David J. Collier

/s/ James F. Watson James F. Watson

/s/ Faysal A. Sohail
Faysal A. Sohail

Page 12 of 14 pages

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Presidio Partners 2007 GP, LLC, Presidio Partners 2007 GP, L.P., Presidio Partners 2007, L.P. and Presidio Partners 2007 (Parallel), L.P.

Page 13 of 14 pages